SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press release re Internet Gold Completes Dual-Listing Process: Beginning March 1, its Shares Will Trade on Both the TASE and NASDAQ National Market dated February 28, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Completes Dual-Listing Process: Beginning March 1, its Shares Will Trade on Both the TASE and NASDAQ National Market

Monday February 28, 9:49 am ET

With Market Cap of $120M, Internet Gold Expects That Its Shares Will be Included in the TA-100 Index

PETACH TIKVA, Israel, February 28 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ: IGLD - News) today announced that beginning March 1, 2005, its shares will be dual-listed on the Tel Aviv Stock Exchange (TASE) as well as on the NASDAQ National Market. Based on the Company's current market cap of approximately $120 million, management of Internet Gold expects that the Company's shares will be included in the TASE-100 Index.

Internet Gold is joining other successful firms such as Partner, Given Imaging and Alvarion, currently traded on the TASE, for whom dual listing has led to higher average trading volumes.

"The dual listing is one of the steps we are taking to strengthen our ties with the Israeli investment community," said Mr. Eli Holtzman, Internet Gold's CEO. "As one of Israel's leading communication companies, it is natural for us to target local as well as international investors. With our shares trading on Israeli as well as the NASDAQ National Market, it will be easier for all interested investors to trade our stock, increasing the trading volume in our shares and liquidity for all our shareholders."

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Through MSN Israel, its joint-venture (50.1% owned) with Microsoft Corp., (49.9% owned), the Company operates Israel's leading Internet portal. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully-owned subsidiary, GoldMind, focuses on the provision of Internet value-added services. Through GoldTrade, its fully-owned e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  February 28, 2005